File No. 70-09699

(As filed June 28, 2001)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 7 ON FORM U-1/A
APPLICATION/DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation
One MetroTech Center
Brooklyn, New York  11201
Northeast Gas Markets LLC
Alberta Northeast Gas Limited
Boundary Gas, Inc.
100 Cummings Center
Suite 457G
Beverly, MA  01915-6132

______________________________________________________________________________
                  (Name of companies filing this statement and
                   addresses of principal executive offices)

                              KeySpan Corporation
      ____________________________________________________________________
       (Name of top registered holding company parent of each applicant)

                              Steven L. Zelkowitz
                   Senior Vice President and General Counsel
                              KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
      ____________________________________________________________________
                    (Name and address of agent for service)

                    The Commission is also requested to send
                copies of any communications in connection with
                                this matter to:

                             Kenneth M. Simon, Esq.
                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                               2101 L Street, NW
                             Washington, D.C. 20037

POST-EFFECTIVE AMENDMENT No. 7 TO
APPLICATION/DECLARATION UNDER
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         The Securities and Exchange Commission (the “Commission”) issued an order under the Public Utility Holding Company Act of 1935 (the “Act”) authorizing KeySpan Corporation (“KeySpan”) to acquire Eastern Enterprises on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the “Merger Order”). The merger was consummated on November 8, 2000. On that same day, the Commission authorized various external and intrasystem financing transactions and approved of KeySpan’s service companies and other intrasystem transactions (Release No. 35-27272) (“Financing Order”). In the Financing Order the Commission granted a twelve (12) month interim exemption from the cost standards of rules 90 and 911 for Northeast Gas Markets LLC’s (“NEGM”) provision of contract administrative services to two non-utility affiliate companies, Alberta Northeast Gas Limited (“ANE”) and Boundary Gas, Inc. (“BGI”). KeySpan and NEGM are required to file a post-effective amendment by June 30, 2001 to justify the exemption from these cost standards. If such approval is denied, NEGM will comply with the applicable Commission cost rules after the twelve month period expires.

         As explained in the Financing Application, NEGM is a subsidiary of KeySpan which provides contract administrative services to ANE and BGI pursuant to longstanding management services arrangements.2 Each of ANE and BGI purchase Canadian natural gas and resell it to numerous local distribution companies (“US Customers”) in the northeast United States.3 The US Customers include several KeySpan Utility Subsidiaries. The Utility Subsidiaries served by BGI include The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, (“KeySpan New York”), KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island (“KeySpan Long Island”), Boston Gas Company (“Boston Gas”), Essex Gas Company (“Essex Gas”) and EnergyNorth Natural Gas, Inc. (“ENGI”). The Utility Subsidiaries served by ANE include

1  18 C.F.R.ss.ss.250.90, 250.91.

2  The BGI management services arrangement commenced in 1984; the ANE management services arrangement commenced in 1991. The provision of contract administrative services by NEGM to ANE and BGI is permissible because both the service provider and the two clients are non-utilities, neither of which are public utility holding companies, fiscal or financing agencies of holding companies, or investment companies or investment trusts. 18 C.F.R. § 250.87(b)(1).

3  ANE and BGI were each formed by their respective US Customers to facilitate the purchase of Canadian gas supplies. The US Customers desired to control both the Canadian gas contracts and the export/import licenses. Accordingly, each US Customer of BGI owns an interest in BGI proportionate to it entitlement to purchase gas from BGI and all management decisions are made by the US Customers based upon their percentage entitlements or ownership interests which are equal. Not all US Customers of ANE elected to hold ownership interests in ANE. Nonetheless, most management decisions are related to the gas contracts and thus are made by all the US Customers based upon their percentage entitlements; only decisions of a purely corporate nature are made by those US Customers of ANE that hold ownership interests based upon those ownership interests.

KeySpan New York, KeySpan Long Island, Boston Gas, Essex Gas, Colonial Gas Company and ENGI. KeySpan indirectly owns partial interests in ANE and BGI. 4

         ANE and BGI look to NEGM to administer their contracts to purchase gas from Canadian suppliers and to resell that gas to the US Customers. The fee charged by NEGM for its administrative services to ANE and BGI is passed directly through to the US Customers of ANE and BGI, on an “as-billed” basis, 5 as part of the price they pay for gas to ANE and BGI. NEGM's fee is subject to the review of the Department of Energy (“DOE”) and/or the Federal Energy Regulatory Commission (“FERC”).6

         Both reviewing agencies recognized that, because neither ANE nor BGI are permitted to operate at a profit or loss, all of their costs are charged to their customers on an “as-billed” basis.7 NEGM’s charges represent “a unit amount to recover actual costs associated with administering the [ANE and BGI] transactions[s].”8 ANE and BGI recover NEGM’s charges from all of their customers on the exact same basis, as ANE and BGI are mere “administrative conduit[s]” or “shell[s]” for their customers’ “direct” purchases of gas from Canadian suppliers.9 These sales of natural gas from ANE and BGI to KeySpan affiliates are not subject to the cost standards of Rules 90 and 91 because the only sales made by ANE and BGI are sales of natural gas, which is not a “good” under the Act.10

4  Twelve local distribution companies that are not affiliated with KeySpan hold entitlements to 56.43% of the gas sold by ANE. Six KeySpan affiliates hold the remaining entitlements. 72.6% percent of the ownership interests in ANE are held by six gas utility companies that are not affiliated with KeySpan. Two KeySpan gas utility subsidiaries own the remaining 27.4% interests in ANE. Nine gas utility companies that are not affiliated with KeySpan hold entitlements to 42.62% of the gas sold by BGI. Five KeySpan gas utility affiliates hold the remaining entitlements. Ownership interests in BGI are proportionate to the gas entitlements.

5  “As-billed” means that all of the ANE and BGI customers are charged the exact same amount on the exact same basis for the administrative services provided by NEGM as are ANE and BGI. Specifically, when NEGM charges ANE and BGI $0.0128 per Mcf for administrative services, ANE and BGI charge their customers that same $0.0128 per Mcf.

6  The gas sales agreements between ANE and BGI and their respective US Customers contains a price component to cover administrative expenses including the NEGM fee. FERC reviewed and approved the BGI gas sales agreement which provides for resale of gas to the US Customers after it is imported by BGI. Boundary Gas Inc., 40 FERC ¶61,047 (1987); Boundary Gas, Inc., 40 FERC ¶61,088 (1987). BGI has since filed tariff sheets setting forth the NEGM fee that have been approved by FERC. Letter Orders dated October 19, 1994 and March 7, 1991 in FERC Docket Nos. RP94-420- 000 and RP91-77-000, respectively. DOE reviewed and approved the ANE gas sales agreements which provide for the export and sale of gas by ANE and the import and purchase of that gas by the US Customers. Brooklyn Union Gas Co., et al., 1 FE ¶70,285; confirmed, 1 FE ¶70,370 (1990); rehearing denied, 1 FE ¶70,400, confirmed, 1 FE ¶70,505 (1991). The application approved by DOE set forth the NEGM fee.

7  Boundary Gas, Inc. 40 FERC ¶61,088, at 61,244 (1987); Brooklyn Union Gas Co., 1 FE ¶ 70,285, at 71,200.

8  Boundary Gas, Inc., 40 FERC ¶61,088, at 61,244 (1987).

9  Boundary Gas Inc., 40 FERC ¶61,047, at 61,148 (1987); see also Brooklyn Union Gas Co., 1 FE ¶70,285, at 71,200.

10  17 C.F.R.ss.250.80(b).

         The fee that ANE and BGI charge the US Customers for the administrative services provided by NEGM is a small portion of the gas price. The fee per unit is $0.0128 per Mcf and the total annual amount charged per year is approximately $2 million out of the total gas sales of approximately $600 million in 2000.11 It is also noteworthy that the fee arrangement for administrative services was fixed pursuant to arms-length negotiations and that such fees were set well before KeySpan acquired an interest in NEGM. The fee is significantly less than the fees typically charged by gas marketers and certainly not higher than a market rate.12 With respect to any renegotiation of the fee, KeySpan will participate only on the NEGM side of the transaction and will recuse itself from the US Customer side.

         NEGM’s unit-based charges for its administrative services to ANE and BGI should be exempt from regulation under the Act because the charges for NEGM’s services are, in essence, gas costs not subject to regulation as a good under Rule 80(b). It makes little sense for the Commission to regulate the price of this component charged by a KeySpan non-utility subsidiary (NEGM), when it does not regulate the ultimate gas price charged by the other KeySpan non-utility subsidiaries (ANE and BGI). Alternatively, if the Commission does not agree with this analysis, the Commission should find that the NEGM arrangement involves “special or unusual circumstances” and is, therefore, exempt pursuant to Section 13(b) of the Act.

         Rule 80(b) provides that the sale of natural gas is not the sale of a “good;” therefore, the sale of natural gas is not subject to the affiliate transaction requirements under the Act, including the at-cost rules. NEGM’s volumetric charge for administrative services provided to ANE and BGI is, in essence, a part of the gas commodity price. It is assessed and paid in exactly the same manner as are gas commodity charges and should be treated by the Commission in exactly the same way as a gas cost. NEGM is the organizer and administrator of the ANE and BGI gas supply pools for Canadian suppliers and the US Customers. Both of these pools could have been organized such that NEGM bought the gas from the Canadian suppliers and exported it from Canada or imported it into the United States and resold the gas to the US Customers. Had NEGM entered into this type of arrangement, there would be no question that the sale of gas would be outside of the Commission’s jurisdiction. However, because the US Customers wanted control over the gas supply pools and the import and/or export licenses, they preferred to set up

11  Gas sales are projected to be $900 million in 2001 because of increases in gas prices. NEGM's fee in 2001 will be the same as in 2000 and its total charges in 2001 will be approximately the same as in 2000.

12  For example, the fixed fee services (administrative charge) for the ProGas pool, one of Canada’s largest gas supply pools, has ranged from $.0098 to $.0385 during the period from November 1997 to September 2000. (These figures are derived by converting Canadian cents per gigajoule to dollars per Mcf by multiplying by 0.7.) See http://progas.com/profile/hist9798.html the arrangement through ANE and BGI, which the US Customers control,13 and to retain NEGM to administer the activities of ANE and BGI. Thus, rather than have the administrative costs bundled into a unitary gas price, the arrangement adopted by the parties makes the administrative charge transparent, subject to arms-length negotiation and to FERC and DOE review.

         The totality of the transaction is, in all relevant respects, exactly the same as a direct sale of gas. The only difference is the separate identification of the administrative component. It would be the exaltation of form over substance for the Commission to assert jurisdiction over NEGM’s administrative charge when it could not assert jurisdiction over the bundled sale of gas from ANE and BGI to the US Customers.

         If NEGM’s charges to ANE and BGI do not fall within the confines of Rules 81 or 80(b), the pricing terms should be exempt pursuant to Section 13(b) of the Act. Section 13(b) authorizes the Commission, by rule or order, to grant an exemption from the cost requirement in “special or unusual” circumstances.14 The Commission has found on numerous occasions that certain applicants have met the requirements for an exemption under Section 13(b), particularly where the prices are set in arms-length negotiations and consumers are adequately protected.15 For example, in EAU Cogenex Corp., the Commission authorized the provision of goods and services to a 50% owned joint venture company at prices not to exceed market prices and in Blackhawk Coal Co., et al., the Commission approved the affiliate sale of coal at market prices pursuant to a settlement agreement because of the special or unusual circumstances surrounding the pricing arrangement.16 In another case, the Commission permitted the sale of spare parts to the joint owners of a generating station by an affiliate of one of the owners at replacement cost where the services agreement was negotiated at arms-length and applied equally to associate and non-associate companies and was necessary to avoid subsidizing.17 The Commission

13  See n. 2, supra.

14  The U.S. Court of Appeals for the D.C. Circuit has recognized that this provision permits deviation from the cost standard in appropriate circumstances. See Ohio Power v. FERC, 954 F.2d 779, 785 n.5 (D.C. Cir. 1992) ("The SEC does have express statutory authority to deviate from the "at cost" standard when a transaction "involves[s] special or unusual circumstances.'").

15  See Entergy Corporation, et al., Holding Co. Act Release No. 27040 (June 22, 1999) (authorizing a 5% addition to the at-cost pricing of services rendered to non-utility affiliates by regulated utilities pursuant to the exemption under Section 13(b)); EAU Cogenex Corp., Holding Co. Act Release No. 26469 (Feb. 6, 1996); Columbus Southern Power Co., et al., Holding Co. Act Release No. 25326 (June 5, 1991); Blackhawk Coal Co., et al., Holding Co. Act Release No. 23834 (Sept. 20, 1985).

16  The pricing in Blackhawk Coal Co., et al. involved special or unusual circumstance because: (1) the investment in the mines and the regulatory treatment of the price of coal produced from the mines was characterized by a unique sequence of changes in regulatory climate and by economic changes, which together turned an investment that was originally made in the interest of the customers and investors, into a potential liability for both; and (2) the proposed transactions were ancillary steps needed to implement a carefully crafted settlement of a long and fully-aired controversy under the Federal Power Act.

17  Columbus Southern Power Co., et al., Holding Co. Act Release No. 25326 (June 5, 1991).

has also granted an exemption under Section 13(b) where the pricing arrangements at a market rate would not adversely affect consumers.18

         The existing arrangements between NEGM and ANE and BGI squarely fall within existing precedents. NEGM’s fee is charged to all ANE and BGI customers, affiliated and unaffiliated, on the exact same basis. The fee was established in arms-length negotiations between non-affiliates well before KeySpan acquired NEGM and does not exceed market prices. The fee is also subject to review by the FERC and DOE as-billed by NEGM.19 As discussed above, ANE and BGI are administrative conduits and the pricing structure is essential to the “ As-billed” nature of the transactions. Finally, no public benefit would be served by applying the at-cost rules since there is no Commission regulation of the ultimate gas price. Consequently, the NEGM pricing arrangement should be considered “special or unusual” and, therefore, be exempt from the cost requirements under the Act.

18  Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).

19  The regulation of NEGM’s charges “as-billed” should also be considered grounds for exemption of those charges from the at-cost standards under Rule 81, but even if Rule 81 is deemed not to apply, the FERC and DOE’s jurisdiction over these “as-billed” costs provides an additional ground for exemption under the “special or unusual circumstances” doctrine.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                         KEYSPAN CORPORATION

                                         ___________/S/__________________
                                         Steven Zelkowitz
                                         Senior Vice President and General
                                         Counsel